

November 28, 2012

Via E-mail
Mr. Steve Boyd
Principal Accounting Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, IL 62095

       Re: **YTB International, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 29, 2011
               Form 10-Q for Fiscal Quarter Ended June 30, 2011
               Filed August 15, 2011
               Form 10-Q for Fiscal Quarter Ended September 30, 2011
               Filed November 14, 2011
               File No. 000-18412

Dear Mr. Boyd:

     We issued comments on the above captioned filings on May 23, 2012. On September 7, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

     As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing of all correspondence relating to our review on the EDGAR system.

     You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 if you have any questions.

                           Sincerely,

                           /s/ Lyn Shenk

                           Lyn Shenk
                           Branch Chief